Exhibit 99.1

Lentuo International Reports Second Quarter 2014 Financial Results

Conference Call to Discuss Results at 8:00 a.m. EDT on September 29, 2014

Dial-in Numbers Below

BEIJING, Sept. 29, 2014 /PRNewswire/ -- Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•     Revenue growth momentum continued with revenues increasing 8.5% to RMB825.1 million ($133.0 million), from RMB760.3 million in the second quarter 2013.

•     Revenues from automobile sales increased 7.1% to RMB689.8 million ($111.2 million) from RMB644.0 million in the second quarter 2013.

•     Revenues from repair and maintenance services increased by 14.6% to RMB110.7 million ($17.8 million) from RMB96.6 million in the second quarter 2013.

•     Net income was RMB13.7 million ($2.2 million), compared to net income of RMB21.3 million in the second quarter of 2013.

“With two consecutive profitable quarters this year, we believe that we have rebuilt our growth momentum in both our top and bottom lines,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International. “The optimization of our product mix towards high-end brands and higher-priced goods resulted in a 7.1% and 14.6% increase in revenues from new automobile sales and repair and maintenance services, respectively. We believe we have made the right strategic choice by expanding upmarket and will continue to focus on this segment. We are currently in active discussions with several high-end brands in an effort to strengthen our high-end portfolio and build upon our accelerating growth momentum.”

“Our other top priority is our expansion into China’s rapidly growing pre-owned car market.  Growth in sales of pre-owned cars in China, which enjoy markedly higher margins, has overtaken that of new cars. CADA predicts that pre-owned car sales will grow from 9 million cars in 2014 to 20 million in 2020, demonstrating the enormous potential this market has. In particular for Beijing, a market where we have competitive advantages, the ratio of pre-owned car sales to new cars sales increased to 1.36:1 with transaction volumes for FAW-VW Audi, BMW, and Porsche accounting for 10.4% of all transactions. With this in mind, we recently entered into a joint-venture agreement with Bitauto and UXIN to integrate the resources of each partner to build the largest online-to-offline (“O2O”) platform exclusively focused on high-end pre-owned cars in China. As the platform comes together, we are increasingly confident that the experience and reputation for quality we have developed over the past 20 years coupled with the extensive online resources and demonstrated business success of Bitauto and UXIN will lead to great success. We are working rapidly to establish this first mover advantage and expect operations to begin in December 2014.”

Mr. Hetong Guo concluded, “China’s pre-owned car market remains highly fragmented and I am certain that we have put the right strategy in place to take full advantage of our operational expertise and strengths. With growth in our core business regaining momentum, we will continue to focus on generating new revenues streams and eagerly look forward to leveraging future opportunities and generate increasing value for our shareholders.”

Second Quarter 2014 Financial Performance

Revenues for the three months ended June 30, 2014 increased 8.5% to RMB825.1 million ($133.0 million) from RMB760.3 million in the second quarter of 2013.

Revenues from automobile sales increased 7.1% to RMB689.8 million ($111.2 million) during the second quarter of 2014 from RMB644.0 million during the same period in 2013. The increase in revenues from automobile sales was primarily due to higher average new vehicle unit price as well as higher volumes.

The Company sold 4,150 vehicles, a 4.5% increase from 3,973 vehicles in the second quarter of 2013. The increase in the number of vehicles sold was primarily due to the inclusion of the Company’s FAW-VW flagship store which was opened in mid-May 2013 and contributed to revenue with the sale of 175 additional vehicles during this year’s second quarter.

The average new vehicle unit price for the second quarter of 2014 was RMB169,920 ($27,391), a 3.2% increase from RMB164,716 in the same period in 2013. The increase was mainly due to the Company’s constant optimization of its product mix as it caters to consumers’ increasing demand for high-end car models with higher average selling prices.

Revenues from repair and maintenance services in the second quarter of 2014 increased by 14.6% to RMB110.7 million ($17.8 million) from RMB96.6 million during the same period in 2013. The Company serviced 46,000 vehicles during the three months ended June 30, 2014, a 7.4% decrease from the 49,650 vehicles serviced in the second quarter of 2013. The increase in revenues from repair and maintenance services was primarily due to the increase in average unit price for the Company’s repair and maintenance services.

The average unit price for the Company’s repair and maintenance services during the second quarter of 2014 was RMB2,406 ($388), a 23.6% increase from RMB1,946 during the same period in 2013. The increase was mainly due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-priced products which tend to contribute more to profits given the higher average selling prices.

	Revenues (in thousands of Renminbi)		% Increase
	2Q 14	2Q 13	(Decrease)
Sales of automobiles
Beijing	545,943	540,156	1.1%
Outside Beijing	143,837	103,850	38.5%
Total	689,780	644,006	7.1%
Repair and maintenance services
Beijing	89,251	78,403	13.8%
Outside Beijing	21,438	18,209	17.7%
Total	110,689	96,612	14.6%

	Revenues (in thousands of Renminbi)		% Increase
	2Q 14	2Q 13	(Decrease)
Sales of automobiles
German Branded	489,467	413,479	18.4%
Japanese Branded	200,313	230,527	-13.1%
Total	689,780	644,006	7.1%
Repair and maintenance services
German Branded	78,724	62,714	25.5%
Japanese Branded	31,965	33,898	-5.7%
Total	110,689	96,612	14.6%

	Percent of Total Revenues
Revenue Category	2Q 14	2Q 13
Sales of automobiles	83.6%	84.7%
Automobile repair and maintenance services	13.4%	12.7%
Sales of leased automobiles	1.9%	1.4%
Other services	1.1%	1.2%
Total	100%	100%

Cost of goods sold increased by 10.6% to RMB738.7 million ($119.1 million) in the second quarter of 2014 from RMB 668.0 million in the same period of 2013 as a result of higher revenue.

Gross profit decreased by 6.3% to RMB86.4 million ($13.9 million) in the second quarter of 2014 from RMB92.2 million in the same quarter of 2013. The decrease in gross profit was mainly due to the decrease in overall gross profit margin.

Overall gross margin for the second quarter of 2014 decreased 160 basis points to 10.5% from 12.1% in the second quarter of 2013. Specifically, the gross margin for automobile sales decreased to 5.4% in the second quarter of 2014 from 6.5% in the same period of 2013, while the gross margin of repair and maintenance services was 40.1% in the second quarter of 2014, essentially flat from 40.0% for the same period in 2013. The decrease in gross margin for automobile sales was mainly due to the Company’s constant optimization of its product mix and the favorable discounts offered for high- end brands as it caters to consumers’ increasing demand for high-end popular car models with higher average selling prices.

Selling, marketing and distribution expenses increased by 0.7% to RMB 26.1 million ($4.2 million) in the second quarter of 2014 from RMB25.9 million during the same period of 2013. The increase was primarily due to higher revenue and additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses decreased to 3.2% in the second quarter of 2014 from 3.4% in the second quarter of 2013.

General and administrative expenses was RMB19.0 million ($3.1 million) in the second quarter of 2014 compared with RMB16.6 million during the same quarter of 2013. As a percentage of revenues, general and administrative expenses increased to 2.3% in the second quarter of 2014 from 2.2% in the second quarter of 2013.

Operating income for the second quarter of 2014 was RMB41.6 million ($6.7 million), compared to operating income of RMB49.4 million for the same period in 2013.

Operating margin for the second quarter of 2014 was 5.0%, a decrease from 6.5% during the same quarter in 2013. The decrease in operating margin was primarily attributable to the 160 basis point decrease in overall gross margin.

Net income attributable to controlling interest was RMB13.7 million ($2.2 million) for the second quarter of 2014, compared to RMB21.3 million for the same period in 2013.

Basic and diluted earnings per ordinary share were RMB0.21 ($0.03) for the second quarter of 2014 compared to basic and diluted earnings per ordinary share of RMB0.36 for the second quarter of 2013. This translates into basic and diluted earnings per ADS of RMB0.42 ($0.07) in the second quarter of 2014. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the second quarter of 2014 were 65,137,912.

Liquidity and Capital Resources

As of June 30, 2014, the Company had cash and cash equivalents of RMB245.1 million ($39.5 million), compared to RMB266.6 million as of December 31, 2013.

Expansion Strategy Update

The Company entered into a joint venture (“JV”) agreement with Bitauto Holdings Limited (“Bitauto”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, and Youxinpai (Beijing) Information Technology Co., Ltd. (“UXIN”), a leading professional auto auction service provider in China, to integrate the resources of each partner and build the largest Online-to-Offline (“O2O”) platform exclusively focused on high-end pre-owned cars in China. The JV is currently awaiting official registration approval from the State Administration for Industry & Commerce and is expected to begin operations by the end of December 2014.

The Company has been and continues to be in active discussions with several high-end brands in an effort to accelerate growth. Lentuo believes that some of these discussions will lead to agreements to open additional dealerships and strengthen its high-end portfolio in the near future.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on Monday, September 29, 2014 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 888-539-3696
International Dial In	+1 719-457-1035

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on September 29, 2014 through 11:59 p.m. Eastern Daylight Time on October 6, 2014. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	1709608

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2036 to US $1.00, as set forth in theH.10 statistical release of the Federal Reserve Board on June 30, 2014.

About Lentuo International Inc.

Founded in 1994, Lentuo Group (“Lentuo”) is a leading Chinese automobile retailer headquartered in Beijing. Through its many subsidiaries, Lentuo operates 4S franchise dealerships, automobile showrooms, automobile repair shops, a car leasing company, automobile financing and a pre-owned car business.

Lentuo dealership brands include FAW Audi, FAW-Volkswagen, Shanghai VW, FAW Toyota, FAW Mazda, Honda, and Chang’an Mazda. Since its establishment, Lentuo has developed relationships with many other well-known domestic and overseas brands as it expands further into the luxury car market. Annual sales for Lentuo’s dealership brands consistently rank among the top in Beijing and China. On December 10th, 2010, Lentuo was listed on the New York Stock Exchange as the first and only Chinese auto-dealership group.

Over the past 20 years, Lentuo has received various industry awards from the government, OEMs and industry associations. Lentuo has been recognized as a Famous Trademark by the Beijing Administration for Industry and Commerce (BAIC), a Top 50 Auto Dealer in China, a China Automobile Sales and Service Top Ten Enterprise Group, and has been awarded the Outstanding Contribution Award and Distinguished Contribution Award in the China Automobile Dealers Industry by CADA. It is the only triple A-rated Beijing Automobile Works dealership group in China to have been designated an FAW strategic partner, and awarded FAW Audi Sales Award, FAW Audi No. 1 Customer Satisfaction, FAW—Volkswagen National Sales Champion, FAW-Volkswagen Gold Award for Service Satisfaction, Shanghai Volkswagen 6 Star-Rated Franchise Dealer and FAW Mazda National Sales Champion.

For more information, please visit http://lentuo.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Lentuo Investor Relations
Telephone +86-10-8735-8388
Email:  LAS.Beijing@lentuo.net

Christensen
Mr. Christian Arnell
Telephone +86-10-5900-1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Jun 30, 2013	Jun 30, 2014
	RMB	RMB	US$
Revenues
Sales of automobiles	644,006	689,780	111,190
Automobile repair and maintenance services	96,612	110,689	17,843
Sales of leased automobiles	10,412	15,389	2,481
Other services	9,264	9,227	1,487
Total revenues	760,294	825,085	133,001
Cost of goods sold
Sales of automobiles	(601,922)	(652,823)	(105,233)
Automobile repair and maintenance services	(57,938)	(66,251)	(10,679)
Sales of leased automobiles	(7,816)	(19,019)	(3,066)
Other services	(372)	(565)	(91)
Total cost of goods sold	(668,048)	(738,658)	(119,069)
Gross profit	92,246	86,427	13,932
Operating expenses
Selling, marketing and distribution expenses	(25,923)	(26,114)	(4,209)
General and administrative expenses	(16,649)	(18,970)	(3,058)
Loss from impairment of intangible assets			0
Total operating expenses	(42,572)	(45,084)	(7,267)
Other income, net	(292)	294	47
Operating income	49,382	41,637	6,712
Interest expenses	(17,084)	(16,234)	(2,617)
Income before income tax expenses	32,298	25,403	4,095
Income tax expenses	(10,300)	(9,393)	(1,514)
Net income and comprehensive income	21,998	16,010	2,581
Net income and comprehensive income attributable to non-controlling interest	651	2,313	373
Net income and comprehensive income attributable to controlling interest	21,347	13,697	2,208
Earnings per ordinary share:
Basic and diluted earnings per ordinary share	0.36	0.21	0.03
Weighted average ordinary shares outstanding:
Basic and diluted	58,937,912	65,137,912	65,137,912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2013	Jun 30, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	266,571	245,056	39,502
Restricted cash	331,075	279,302	45,023
Accounts receivable (net of allowance for doubtful accounts of nil as of March 31, 2014 and December 31, 2013)	45,312	39,644	6,390
Inventories, net	417,524	519,266	83,704
Leased automobiles held for sale, net	225,620	202,320	32,613
Advances to suppliers	468,985	295,811	47,684
Prepaid expenses and other current assets	72,667	72,696	11,718
Amounts due from related parties	53,000	18,292	2,949
Deferred tax assets	7,823	9,040	1,457
Total current assets	1,888,577	1,681,427	271,040
Non-current assets
Property and equipment, net	768,549	1,170,830	188,734
Land use rights, net	17,691	17,605	2,838
Intangible assets, net	101,238	101,372	16,341
Goodwill	73,634	73,634	11,870
Long-term prepayments	447,722	131,887	21,260
Long-term investment	22,500	27,500	4,433
Deferred tax assets	3,561	2,804	452
Total non-current assets	1,434,895	1,525,632	245,928
Total assets	3,323,472	3,207,059	516,968
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	7,151	6,641	1,071
Bills payable	735,749	541,896	87,352
Advances from customers	55,970	46,053	7,424
Accrued expenses and other current liabilities	526,041	504,876	81,385
Amounts due to related parties	—	—	—
Unrecognized tax benefits	4,963	4,963	800
Taxes payable	60,993	39,045	6,294
Short-term loans	726,689	827,098	133,325
Total current liabilities	2,117,556	1,970,572	317,651
Non-current liabilities
Long-term bank loans	33,000	30,000	4,836
Deferred tax liabilities	30,393	35,520	5,726
Total non-current liabilities	63,393	65,520	10,562
Total liabilities	2,180,949	2,036,092	328,213
Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of March 31, 2014 and December 31, 2013 Issued and outstanding — 65,137,912 shares as of March 31, 2014 and December 31, 2013	4	4	1
Additional paid-in capital	721,611	721,611	116,321
Receivables from issuance of ordinary shares	(79,850)	(79,850)	(12,872)
Retained earnings	352,974	375,723	60,565
Total equity for controlling interest	994,739	1,017,488	164,015
Non-controlling interest	147,784	153,479	24,740
Total shareholder’s equity	1,142,523	1,170,967	188,755
Total liabilities and stockholder’s equity	3,323,472	3,207,059	516,968